

October 4, 2012

Via E-mail
Mr. Jianjun He
Chief Financial Officer
THT Heat Transfer Technology, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000, People's Republic of China

     **RE:    THT Heat Transfer Technology, Inc.
            Form 10-K for the Year Ended December 31, 2011
            Filed March 30, 2012
            Form 10-Q for the Period Ended June 30, 2012
            Filed August 14, 2012
            Response filed September 5, 2012
            File No. 1-34812**

Dear Mr. He:

     We have reviewed your response letter filed on September 5, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Make Good Escrow Agreement, page F-24

1. We note your response to comment one from our letter dated August 23, 2012. As your response indicates, your financial statements should reflect an obligation to be paid by a principal shareholder from which you benefit. The shareholders' escrow agreement was an inducement to facilitate the private placement transaction on your behalf. You determined the fair value of the escrow agreement to be $640,000 upon inception. This amount was

recorded as a debit to additional paid-in capital reflecting a reduction in the private placement proceeds. This amount was also correspondingly credited to additional paid-in capital as contributed capital. In this regard, please address the following:

- The number of shares to be issued under the escrow agreement varies based on a ratio determined by after tax net income times 1 million shares in each of 2010 and 2011. Although net income may affect your share price, this is not the sole or predominant item impacting the monetary value of this obligation. In this regard, we continue to have difficulty understanding how you determined that this obligation to issue a variable number of shares pursuant to the escrow agreement should not be accounted for as a liability at fair value pursuant to ASC 480-10-25-14. This liability should then be marked to market through net income until it is settled or terminated. The liability would only be relieved with a charge to additional paid-in capital when you no longer have this obligation. For example, in 2010, no shares were issuable as the appropriate targets were met. The liability recorded related to this obligation would be reduced as a result of meeting this target as a credit to additional paid-in capital. The fair value of the remaining up to 1 million shares for the 2011 conditional liability would continue to be marked to fair value through net income until this conditional liability no longer exists as well. Please advise;

- At inception of the escrow agreement, you recorded the fair value of the escrow agreement of $640,000 by debiting additional paid-in capital as a reduction in the private placement proceeds and correspondingly crediting additional paid-in capital for the contributed capital. Given that the obligation to issue a variable number of shares should be recorded as a liability, it is not clear how you determined it would be appropriate to credit additional paid-in capital instead of recording a liability at fair value. Please advise; and

- In calculating the fair value of your escrow agreement of $640,000 at inception, you estimated the probability of not achieving the 2010 and 2011 targets and correspondingly shares being issued under the escrow agreement to be 10%. Please tell us how you determined this was the appropriate percentage to use.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief